Exhibit 99.1

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)
Condensed Consolidated Interim Financial Statements
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)
Three Months Ended January 31, 2014 and 2013

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the Condensed Consolidated interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements have been prepared by and are the responsibility of management.

The Company's independent auditor has not performed a review of these unaudited condensed consolidated interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of condensed consolidated interim financial statements by an entity's auditor.

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BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian Dollars)
	January 31,	October 31,
	2014	2013
	(Unaudited)	(Audited)

Assets

Current
Cash	$406,452	$306,285
	406,452	306,285
Non-current
Exploration and evaluation assets (Note 3)	413,974	356,464
Total assets	$820,506	$662,749

Liabilities
Current
Accounts payable and accrued liabilities	$159,373	$158,892
Loans from related party (Note 5)	-	125,347
	159,373	284,239

Equity

Share capital (Note 4)	941,252	621,252
Share subscription advances	25,000	35,000
Accumulated other comprehensive income	29,298	4,869
Deficit	(334,417)	(282,611)

	661,133	378,510

Total liabilities and equity	$820,506	$662,749

Nature of business and continuance of operations (Note 1)

Subsequent events (Note 9)

Approved and authorized for issue by the Board on May 26, 2014:

“David Elliott” Director

“Richard Andrews” Director

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The attached notes form an integral part of these condensed consolidated interim financial statements.

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited)
(Expressed in Canadian Dollars)
	For the Three Months Ended
	January 31,

	2014	2013
Expenses (recovery)
Consulting	$7,316	$-
Filing	2,625	-
Foreign exchange loss	336	-
Interest reversal	(2,743)	-
Legal	44,272	29,518

Loss for the period	51,806	29,518

Other comprehensive loss (income)
Exchange difference on translation of foreign operations	(24,429)	(413)

Total comprehensive loss	$27,377	$29,105

Basic and diluted loss per share	$0.01	$29,105

Weighted average number of shares outstanding - basic and diluted	7,101,370	1

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The attached notes form an integral part of these condensed consolidated interim financial statements.

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(Expressed in Canadian Dollars)
	For the Three Months Ended
	January 31,

	2014	2013

Operating activities
Loss for the period	$(51,806)	$(29,518)
Adjustments:
Foreign exchange loss	336	-
Interest expense reversal	(2,743)	-
	(54,213)	(29,518)

Changes in non-cash working capital items:
Accounts payable and accrued liabilities	481	26,909
	(53,732)	(2,609)
Financing activities
Repayment of loans from related party	(122,604)	-
Proceeds from share issuances	285,000	-
Subscription advances	25,000	-
	187,396	-
Investing activities
Exploration and evaluation assets	(32,554)	-
	(32,554)	-
Change in cash	101,110	(2,609)
Effect of exchange rate fluctuation on cash	(863)	413
Cash, beginning of period	306,285	39,136
Cash, end of period	$406,532	$36,940

Supplementary cash flow information
Interest paid (received) in cash	$-	$-
Income taxes paid in cash	$-	$-

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The attached notes form an integral part of these condensed consolidated interim financial statements.

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Consolidated Interim Statements of Changes in Equity
(Unaudited)
(Expressed in Canadian Dollars)

	Share Capital
	Number of	Amount	Share	Accumulated Other	Deficit	Total
	Shares		Subscription	Comprehensive
			Advances	Income – Cumulative
				Translation Adjustment
Balance at October 31, 2012	1	$-	$100,000	$37	$(48,967)	$51,070
Loss for the period	-	-	-	-	(29,518)	(29,518)
Other comprehensive income for the period	-	-	-	413	-	413
Balance at January 31, 2013	1	-	100,000	450	(78,485)	21,965
Shares issued for exploration and evaluation assets	2,000,000	200,000	-	-	-	200,000
Shares issued for cash	4,400,000	440,000	(100,000)	-	-	340,000
Share issue costs	-	(18,748)	-	-	-	(18,748)
Share subscription advances	-	-	35,000	-	-	35,000
Share repurchased by the Company	(1)	-	-	-	-	-
Loss for the period	-	-	-	-	(204,126)	(204,126)
Other comprehensive income for the period	-	-	-	4,419	-	4,419
Balance at October 31, 2013	6,400,000	621,252	35,000	4,869	(282,611)	378,510
Share issuance	3,200,000	320,000	(35,000)	-	-	285,000
Share subscription advances	-	-	25,000	-	-	25,000
Loss for the period	-	-	-	-	(51,806)	(51,806)
Other comprehensive income for the period	-	-	-	24,429	-	24,429
Balance at January 31, 2014	9,600,000	$941,252	$25,000	$29,298	$(334,417)	$661,133

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The attached notes form an integral part of these condensed consolidated interim financial statements.

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)

For the Three Months Ended January 31, 2014 and 2013

1.	NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

BMG Mining Inc. (formerly Battle Mountain Gold Inc.) (the "Company" or “BMG”) was incorporated under the laws of the Province of British Columbia, Canada on April 2, 2012, and its principal business activity is the exploration of mineral properties. The Company's corporate office is located at 20th Floor, 250 Howe Street, Vancouver, British Columbia.

These financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to finance future exploration and development of potential business acquisitions, economically recoverable reserves, securing and maintaining title and beneficial interest in the properties and upon future profitable production. Failure to continue as a going concern would require that assets and liabilities be recorded at their liquidation values, which might differ significantly from their carrying values. Management is of the opinion that sufficient working capital will be obtained through the issuance of additional common shares to meet the Company’s liabilities and commitments as they come due.

Although these condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, the above noted conditions raise significant doubt regarding the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. These adjustments could be material.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC") applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. The condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in and should be read in conjunction with the annual financial statements for the year ended October 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

(b)	Basis of Preparation

The condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial assets at fair value through profit or loss, and available-for-sale shares or assets which are stated at their fair value. In addition these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

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BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)

For the Three Months Ended January 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Battle Mountain Gold (USA), Inc.

(d)	New Accounting Standards Adopted

The Company adopted the following accounting standards on November 1, 2013. The Adoption of these standards had no significant impact on the financial statements.

IFRS 10 - Consolidated Financial Statements
IFRS 11 - Joint Arrangements
IFRS 12 - Disclosure of Interests in other Entities
IFRS 13 - Fair Value Measurement
IFRS 7 – Financial Instruments Disclosures
IAS 27 - Separate Financial Statements
IAS 28 - Investments in Associates and Joint Ventures

(e)	New Accounting Standards Not Yet Adopted

Certain new accounting standards and interpretations have been published that are not mandatory for reporting period ended January 31, 2014. Management has decided against early adoption of these standards. Management’s assessment of the impact of these new standards and interpretations is set out below:

IFRS 9 – ‘Financial Instruments’
This standard and its consequential amendments are indefinitely postponed with no effective date. This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortized cost or fair value. To be classified and measured at amortized cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income, with dividends as a return on these investments being recognised in profit or loss.

In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any ‘recycling’ of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with IAS 39, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch.

IAS 32 - ‘Financial Instruments: Presentation’
IAS 32 amendment provides clarification on the application of offsetting rules. The amendments are effective for annual periods beginning on or after January 1, 2014. This standard will be adopted on November 1, 2014 but the impact of its adoption is yet to be assessed.

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BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)

For the Three Months Ended January 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	New Accounting Standards Not Yet Adopted (continued)

IAS 36 – “Impairment of Assets”
On May 29, 2013, the IASB made amendments to the disclosure requirements of IAS 36, requiring disclosure, in certain instances, of the recoverable amount of an asset or cash generating unit, and the basis for the determination of fair value less costs of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed. These amendments are effective for annual periods beginning on or after January 1, 2014. This standard will be adopted on November 1, 2014 but the impact of its adoption is yet to be assessed.

3.	EXPLORATION AND EVALUATION ASSETS

Phoenix Joint Venture

The Company entered into an option agreement dated March 13, 2013, amended October 23, 2013 and March 10, 2014, with Nevada Royalty Corp. (formerly Great American Minerals, Inc.) for an exclusive option to acquire a 40% right, title and interest in mining claims located in Battle Mountain Mining District in Lander County, Nevada, USA (the "Phoenix Joint Venture").

To exercise this option, the Company must make cash payments and issue Common Shares to Nevada Royalty Corp. as follows.

Date	Cash Payments	Common Share Issuances
Issued on the date of Option Agreement	$50,000 (paid)	2,000,000 Common Shares (issued)
September 13, 2013	$50,000 (paid)
October 13, 2015	$1,600,000 **

** At the sole discretion and option of the Company, payment of $1,600,000 may be made in either cash or in common shares of the Company, or in the case of a reverse take-over, common shares of the resulting public company bearing any applicable legends and restrictions as required by applicable securities laws, at a share price equal to the lesser of: (1) in the case of an initial public offering, the initial public offering share price; (2) the market price; and (3) $0.40 per share. The October 13, 2015 due date will be accelerated to the date which occurs 10 days following the closing any financing or financings that result in BMG of BMG USA having raised an aggregate total of more than $10,000,000.

The Phoenix Joint Venture property is subject to an advanced minimum royalty payment of USD$60,000 per annum, which may be credited against certain production royalties.

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BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)

For the Three Months Ended January 31, 2014 and 2013

3.	EXPLORATION AND EVALUATION ASSETS (continued)

Plumas Mine

On April 24, 2012, the Company entered into a property agreement with Americas Gold Exploration Inc. (“AGE”) to have conveyed AGE’s Plumas Mine group of patented mining claims and have assigned AGE’s interest in the Filippini Lease.

For the conveyance of the mining claims and the assignment of the lease, the Company will pay or distribute the following consideration to AGE:

Date	Cash Payments	Common Share Issuances
May 24, 2012	US$55,000 (paid)
Upon receiving consent from regulatory authorities		2,000,000 Common Shares

In addition, the Company agreed to grant the President and CEO of AGE the exclusive non-transferable option to purchase 500,000 shares of the Company at a cost of $0.10 per share which may be exercised on the earlier of (1) TSX Venture Exchange approval or (2) June 30, 2012.

On February 7, 2013, the Company executed a mutual release agreement whereby the Property Agreement with AGE was terminated. The Company will not issue 2,000,000 common shares to AGE and will not grant the option to purchase 500,000 shares of the Company to the President and CEO of AGE. The US$55,000 payment will be retained by AGE. Furthermore, prior to the Company’s proposed reverse take over transaction (“RTO”) with Madison Minerals Inc., the Company agrees to issue 500,000 shares (subsequently issued, see note 10) to the President and CEO of AGE. Should the RTO fail to complete, the 500,000 common shares will be returned to the Company.

As a result of the termination of the Property Agreement, all the costs related to the property agreement were written-off in the year ended October 31, 2013.

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BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)

For the Three Months Ended January 31, 2014 and 2013

3.	EXPLORATION AND EVALUATION ASSETS (continued)

	Phoenix	Plumas	Total
Balance at October 31, 2012	$-	$54,945	$54,945
Acquisition costs
Shares issued	200,000	-	200,000
Cash	100,000	-	100,000
Claim maintenance	22,785	-	22,785
Field expenses	29,647	-	29,647
Foreign exchange	4,032	-	4,032
Write-off of costs	-	(54,945)	(54,945)
Balance at October 31, 2013	356,464	-	356,464
Exploration costs
Field expenses	32,554	-	32,554
Foreign exchange	24,956	-	24,956
Balance at January 31, 2014	$413,974	-	$413,974

4.	SHARE CAPITAL

(a)	Share capital

Authorized: unlimited number of common shares with no par value.

Transactions for the three months ended January 31, 2014:

On November 12, 2013, the Company issued 3,200,000 common shares at a price of $0.10 per shares for gross proceeds of $320,000 of which $35,000 was received during the year ended October 31, 2013.

(b)	Warrants

At January 31, 2014 and October 31, 2013, the Company had outstanding purchase warrants exercisable to acquire 2,000,000 shares as follows:

Number	Weighted Average	Weighted Average	Expiry Date
	Exercise Price	Remaining Life (Years)
2,000,000	$0.15	4.14	March 21, 2018

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BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)

For the Three Months Ended January 31, 2014 and 2013

5.	RELATED PARTY BALANCES AND TRANSACTIONS

Loans from related party

During the year ended October 31, 2013, the Company received unsecured loans from a director. The loans bear interest at 6% per annum and are due on demand. The principal on the loans were repaid in full during the period ended January 31, 2014. The accrued interest was reversed as the amount was forgiven.

6.	SEGMENTED INFORMATION

The Company’s activities are all in the one industry segment of exploration and evaluation property acquisition, exploration and development. Exploration and evaluation assets are located in the United States.

7.	FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company believes it has no significant credit risk.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. As at January 31, 2014 the Company has a working capital of $247,159 (October 31, 2013 – working capital of $22,046) and management understands they will need to continue raising capital through equity markets to ensure the Company can meet its financial obligations as they become due.

Foreign exchange risk
The Company’s functional currencies are the Canadian and US dollars. There is a foreign exchange risk to the Company as some of its future exploration and evaluation property interests and resulting commitments are located in the United States. Management monitors its foreign currency balances and makes adjustments based on anticipated need for currencies. The Company does not engage in any hedging activities to reduce its foreign currency risk.

Interest rate risk
The Company is subject to interest rate risk with respect to its investments in cash. The Company's policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned. The Company is not exposed to significant interest rate risk.

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BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)

For the Three Months Ended January 31, 2014 and 2013

7.	FINANCIAL RISK MANAGEMENT (continued)

Commodity price risk
While the value of the Company's exploration and evaluation assets is related to the price of gold and other minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks with respect to its operational activities.

Fair value
The fair value of the Company's financial assets and liabilities approximates the carrying amount due to the short-term nature. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•     Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

•     Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•     Level 3 - Inputs that are not based on observable market data.

Gold and other mineral prices have historically fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

8.	CAPITAL MANAGEMENT

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern.

In the management of capital, the Company monitors its adjusted capital which comprises all components of equity.

The Company sets the amount of capital in proportion to risk. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements.

No changes were made to capital management during the period ended January 31, 2014.

9.	SUBSEQUENT EVENTS

a)

Subsequent to the year end, the Company closed private placements of 5,050,000 common shares at a price of $0.10 per common share for gross proceeds of $505,000, and issued 270,000 common shares as finder’s fees.

b)	The Company issued 500,000 common shares to AGE pursuant to the mutual release agreement (Note 3).

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BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)

For the Three Months Ended January 31, 2014 and 2013

9.	SUBSEQUENT EVENTS (continued)

c)

In March 2014, the Company and its securityholders (the “BMG Securityholders”) entered into a Share Exchange Agreement with Madison Minerals Inc. (“Madison”) pursuant to which the BMG Securityholders transferred all of its common shares of the Company in exchange for common shares of Madison on a 1:1 ratio. Warrants of BMG (“BMG Warrants”) were cancelled and each holder of BMG Warrants was issued Madison replacement warrants that entitle the holder to acquire that number of common shares of Madison that is equal to the number of common shares of BMG that such holder was entitled to acquire under the BMG Warrants previously held. The transaction constituted a Reverse Takeover (the “RTO”) under the policies of the TSX Venture Exchange and resulted in the shareholders of BMG owning approximately 58% of the issued and outstanding common shares of the resulting issuer, which will have the potential to own 100% of the Lewis Property once the Option is exercised.

Madison is in the business of mineral exploration and development. Madison, through its wholly owned US subsidiary, Madison Enterprises (Nevada) Inc. (“Madison US”), holds a 60% participating interest in the Phoenix Joint Venture, a joint venture under the laws of the State of Nevada consisting of Madison US and NRC. The Phoenix Joint Venture currently holds a 100% interest in the Lewis Property.

Upon completion of the RTO on May 14, 2014, Madison changed its name to Battle Mountain Gold Inc. The Company changed its name from Battle Mountain Gold Inc. to BMG Mining Inc. and became a wholly-owned subsidiary of Battle Mountain Gold Inc. (formerly Madison Minerals Inc.).

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